                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934




                                Lexar Media, Inc.
                                -----------------
                                (Name of Issuer)



                  Common Stock, par value $0.0001 per share
                  -----------------------------------------
                         (Title of Class of Securities)




                                  52886P 10 4
                                  -----------
                                 (CUSIP Number)




                              December 31, 2001
                              -----------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 52886P 10 4            SCHEDULE 13G                   Page 2 of 8
------------------------------------------------------------------------------
        1        NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                 The St. Paul Companies, Inc.
                 41-0518860

------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 Not Applicable                      (a) / /

                                                     (b) / /

------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------
        4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 Minnesota corporation

------------------------------------------------------------------------------
    NUMBER OF                     5     SOLE VOTING POWER
     SHARES                                  0
  BENEFICIALLY   -------------------------------------------------------------
    OWNED BY                      6     SHARED VOTING POWER
      EACH                                   7,398,734 (see Item 4)
    REPORTING    -------------------------------------------------------------
     PERSON                       7     SOLE DISPOSITIVE POWER
      WITH                                   0
                 -------------------------------------------------------------
                                  8     SHARED DISPOSITIVE POWER
                                             7,398,734 (see Item 4)
------------------------------------------------------------------------------
        9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 7,398,734 (see Item 4)
------------------------------------------------------------------------------
        10       CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES* / /
                 Not Applicable

------------------------------------------------------------------------------
        11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 12.3%
------------------------------------------------------------------------------
        12       TYPE OF REPORTING PERSON*
                 CO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 52886P 10 4                 SCHEDULE 13G              Page 3 of 8
------------------------------------------------------------------------------
        1        NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                 St. Paul Fire and Marine Insurance Company
                 41-0406690

------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 Not Applicable                      (a) / /

                                                     (b) / /

------------------------------------------------------------------------------
        3        SEC USE ONLY

------------------------------------------------------------------------------
        4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 Minnesota corporation

------------------------------------------------------------------------------
  NUMBER OF                       5     SOLE VOTING POWER
   SHARES                                    0
BENEFICIALLY           -------------------------------------------------------
  OWNED BY                        6     SHARED VOTING POWER
    EACH                                     7,202,255 (see Item 4)
  REPORTING            -------------------------------------------------------
   PERSON                         7     SOLE DISPOSITIVE POWER
    WITH                                     0
                       -------------------------------------------------------
                                  8     SHARED DISPOSITIVE POWER
                                             7,202,255 (see Item 4)
------------------------------------------------------------------------------
        9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,202,255 (see Item 4)
------------------------------------------------------------------------------
        10 CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
                 Not Applicable
------------------------------------------------------------------------------
        11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 12.0%
------------------------------------------------------------------------------
        12       TYPE OF REPORTING PERSON*
                 CO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  NAME OF ISSUER:

            The name of the issuer is Lexar Media, Inc. (the "Issuer").

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The address of the principal executive offices of the Issuer is 47421 Bayside Parkway, Fremont, CA 94538.

Item 2(a).  NAME OF PERSONS FILING:

            The St. Paul Companies, Inc. ("The St. Paul") and St. Paul Fire and Marine Insurance Company ("F&M"). The St. Paul and F&M are collectively referred to herein as the "Reporting Persons."

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            The principal business address of each of the Reporting Persons is 385 Washington Street, St. Paul, Minnesota 55102.

Item 2(c).  CITIZENSHIP:

            Each of The St. Paul and F&M is a Minnesota corporation.

Item 2(d).  TITLE OF CLASS OF SECURITIES:

            The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share, of the Issuer (the "Common Stock").

Item 2(e).  CUSIP NUMBER:

            The CUSIP number of the Common Stock is 52886P 10 4.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

            (a)   / /   Broker or Dealer  registered  under  Section 15 of the
                        Securities Exchange Act of 1934 (the "Act").

            (b)   / /   Bank, as defined in Section 3(a)(6) of the Act.

            (c)   / /   Insurance Company, as defined in Section 3(a)(19) of
                        the Act.

            (d)   / /   Investment Company registered under Section 8 of the
                        Investment Company Act of 1940.

            (e)   / /   Investment Advisor registered under Section 203 of
                        the Investment Advisers Act of 1940.

            (f)   / /   Employee Benefit Plan, Pension Fund, which is subject
                        to the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see Rule 13d-1
                        (b)(1)(ii)(F) of the Act.

            (g)   / /   Parent Holding Company or Control Person, in accordance
                        with Rule 13d-1(b)(ii)(G) (Note:  See Item 7).

            (h)   / /   Savings Associations, as defined in Section 3(b) of
                        the Federal Deposit Insurance Act.

            (i)   / /   Church Plan, that is excluded from the definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

            (h)   / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.     OWNERSHIP:

      (a) Amount beneficially owned: Each of The St. Paul and F&M may be deemed to own beneficially 7,398,734 shares of Common Stock of the Issuer, and 7,202,255 shares of Common Stock of the Issuer, respectively. F&M is a wholly owned subsidiary of The St. Paul. F&M is the 99% owner of St. Paul Venture Capital IV, LLC ("SPVC IV") and St. Paul Venture Capital V, LLC ("SPVC V"). The St. Paul is the 77% owner of St. Paul Venture Capital, Inc. ("SPVC"), the manager of St. Paul Venture Capital Affiliates Fund I, LLC ("SPVC Affiliates"). F&M beneficially owns, through its 99% ownership interest in SPVC IV, 4,801,177 shares of Common Stock and 60,781 shares of Common Stock issuable upon exercise of outstanding warrants which are exercisable within 60 days. F&M also beneficially owns, through its 99% ownership interest in SPVC V, 2,086,339 shares of Common Stock, 246,146 shares of Common Stock issuable upon exercise of outstanding warrants which are exercisable within 60 days, and 7,812 shares of Common Stock issuable upon exercise of options which are exercisable within 60 days. (This option is issued to Brian Jacobs ("Jacobs"), a director of the Issuer and a Managing Member of SPVC V. Pursuant to a letter agreement between Jacobs and SPVC V, Jacobs agrees to hold the option for the sole benefit of SPVC V.) The St. Paul beneficially owns, through its 77% ownership interest in SPVC, the manager of SPVC Affiliates, 194,760 shares of Common Stock and 1,719 shares of Common Stock issuable upon exercise of outstanding warrants which are exercisable within 60 days. By virtue of the affiliate relationships among The St. Paul, F&M, SPVC IV, SPVC V, SPVC and SPVC Affiliates, The St. Paul may be deemed to beneficially own 7,398,734 shares described in this Schedule 13G. By virtue of the affiliate relationships among F&M, SPVC IV and SPVC V, F&M may be deemed to beneficially own 7,202,255 shares described in this Schedule 13G. Hence, each The St. Paul and F&M may be deemed to beneficially own 7,398,734 shares of the Common Stock of the Issuer, and 7,202,255 shares of the Common Stock of the Issuer, respectively.

      (b)  Percent of class: The St. Paul: 12.3% and F&M: 12.0%.
      The foregoing percentages are calculated based on the 59,759,448 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2001.

      (c)   Number of shares as to which The St. Paul has:

            (i)   Sole power to vote or to direct the vote ..................          0

            (ii)  Shared power to vote or to direct the vote ................  7,398,734

            (iii) Sole power to dispose or to direct the disposition of .....          0

            (iv)  Shared power to dispose or to direct the disposition of ...  7,398,734

      (c)   Number of shares as to which F&M has:

            (i)   Sole power to vote or to direct the vote ..................          0

            (ii)  Shared power to vote or to direct the vote ................  7,202,255

            (iii) Sole power to dispose or to direct the disposition of .....          0

            (iv)  Shared power to dispose or to direct the disposition of ...  7,202,255

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable.

Item 10.    CERTIFICATION:

            Not Applicable.

                                  SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 23, 2002.

THE ST. PAUL COMPANIES, INC.



      By:   /s/ Bruce A. Backberg
            -------------------------------
            Bruce A. Backberg
      Its:  Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



      By:   /s/ Bruce A. Backberg
            --------------------------------
            Bruce A. Backberg
      Its:  Senior Vice President